EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratios of earnings to fixed charges for us and our predecessors for each of the periods indicated. All dollar amounts are reported in thousands.

	2010	2009	2008		2007		2006
Net Income (loss)(1)	$(276,810)	$(8,645)	$7,418		$14,447		$15,989
Fixed Charges:
Total Fixed Charges(2)	13,096	12,127	12,256		6,930		221

Total	13,096	12,127	12,256		6,930		221

Earnings (loss)	$(263,714)	$3,482	$19,674		$21,377		$16,210

Ratio of earnings (loss) to fixed charges(3)	—	—	1.61	x	3.08	x	73.35	x

(1)	Net income is the equivalent of income from continuing operations, as CEP has no discontinued operations, minus income from equity affiliates that exceeded dividends from affiliates.
(2)	Fixed charges equal the sum of the following: interest expensed and capitalized; amortized premiums, discounts, and capitalized expenses related to indebtedness; and a reasonable approximation of the interest within rent expense.
(3)	Earnings were inadequate to cover fixed charges in certain periods. The coverage deficiency totaled approximately $277.0 million for the fiscal year ended December 31, 2010 and $8.7 million for the fiscal year ended December 31, 2009.